UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

2023 Third Quarter Preliminary Operating Results

On October 24, 2023, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2023. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		3Q 2023	2Q 2023	% Change Increase (Decrease) (Q to Q)	3Q 2022	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	18,643,843	15,900,286	17.25	31,466,917	(40.75)
	Cumulative	59,305,899	40,662,056	—	75,197,746	(21.13)
Net operating profit	Specified Quarter	1,952,882	2,053,013	(4.88)	1,733,829	12.63
	Cumulative	6,130,920	4,178,038	—	5,107,000	20.05
Profit before income tax	Specified Quarter	1,909,462	1,960,660	(2.61)	1,847,682	3.34
	Cumulative	5,898,986	3,989,524	—	5,422,781	8.78
Profit for the period	Specified Quarter	1,341,970	1,504,771	(10.82)	1,360,007	(1.33)
	Cumulative	4,345,955	3,003,985	—	4,046,027	7.41
Profit attributable to shareholders of the parent company	Specified Quarter	1,373,755	1,499,056	(8.36)	1,367,760	0.44
	Cumulative	4,370,442	2,996,687	—	4,038,283	8.23

Notes:	1)	“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.
	2)	KB Financial Group’s preliminary operating results for the third quarter of 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. For comparison purposes, the figures for the third quarter of 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		3Q 2023	2Q 2023	% Change Increase (Decrease) (Q to Q)	3Q 2022	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	10,884,265	8,817,685	23.44	20,807,633	(47.69)
	Cumulative	34,621,072	23,736,807	—	45,685,185	(24.22)
Net operating profit	Specified Quarter	1,363,245	1,222,012	11.56	1,087,614	25.34
	Cumulative	3,853,397	2,490,152	—	3,295,222	16.94
Profit before income tax	Specified Quarter	1,358,671	1,188,087	14.36	1,083,421	25.41
	Cumulative	3,781,922	2,423,251	—	3,314,297	14.11
Profit for the period	Specified Quarter	963,888	919,941	4.78	796,711	20.98
	Cumulative	2,805,753	1,841,865	—	2,521,165	11.29
Profit attributable to shareholders of the parent company	Specified Quarter	996,864	926,992	7.54	824,131	20.96
	Cumulative	2,855,372	1,858,508	—	2,550,571	11.95

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		3Q 2023	2Q 2023	% Change Increase (Decrease) (Q to Q)	3Q 2022	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	2,578,987	1,805,906	42.81	4,955,499	(47.96)
	Cumulative	8,709,143	6,130,156	—	13,947,049	(37.56)
Net operating profit	Specified Quarter	153,053	194,063	(21.13)	112,777	35.71
	Cumulative	611,315	458,262	—	349,277	75.02
Profit before income tax	Specified Quarter	150,636	142,728	5.54	166,273	(9.40)
	Cumulative	482,176	331,540	—	418,024	15.35
Profit for the period	Specified Quarter	113,291	110,304	2.71	123,051	(7.93)
	Cumulative	365,545	252,254	—	309,153	18.24
Profit attributable to shareholders of the parent company	Specified Quarter	112,936	110,345	2.35	122,650	(7.92)
	Cumulative	365,175	252,239	—	308,371	18.42

Notes:	1)	Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2023 third quarter earnings conference, which are based on KB Financial Group’s consolidated financial statements.
	2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 24, 2023	By: /s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer